Solarius Capital Acquisition Corp.

PO Box 2248

Darien, CT 06820

July 15, 2025

VIA EDGAR

Daniel Crawford

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Solarius Capital Acquisition Corp.
Registration Statement on Form S-1
Filed June 16, 2025, as amended
File No. 333-288078

Dear Mr. Crawford:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Solarius Capital Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on July 15, 2025, or as soon thereafter as practicable.

Please call Daniel Nussen of White & Case LLP at (213) 620-7796 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Richard H. Haywood, Jr.
Name:	Richard H. Haywood, Jr.
Title:	Chief Executive Officer

cc:	Daniel Nussen, White & Case LLP

[Signature Page to Acceleration Request]